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UNIT
SECURITIES AND E
Washing

10029507

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BILTMORE INTERNATIONAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RARITAN PLAZA I, 110 FIELDCREST AVENUE 4TH FLOOR
(No. and Street)

EDISON, (City) NJ (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES RAWDON (732) 791-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/5

AB 3/19

OATH OR AFFIRMATION

I, JAMES M. RAWDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BILTMORE INTERNATIONAL CORPORATION, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Senior Vice President

Title

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Edward Kotch
Commission # DD918289
Expires: OCT. 08, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

BILTMORE INTERNATIONAL CORPORATION

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2009

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

BILTMORE INTERNATIONAL CORPORATION
Financial Report
December 31, 2009

CONTENTS

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Biltmore International Corporation

We have audited the accompanying statement of financial condition of Biltmore International Corporation as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, changes in subordinated accounts and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biltmore International Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 16, 2010

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents		$ 77,541
Receivable from clearing broker		2,347,138
Securities owned – at market value		1,461,828
Property and equipment – net		36,358
Security deposits		12,000
Total Assets		$ 3,934,865

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 139,905
Payable to clearing broker		1,418,657
Securities sold, not yet purchased – at market value		150,159
Total Liabilities		1,708,721
Commitments and Contingencies		
Subordinated borrowings – related party		1,600,000
Stockholders' Equity:		
Common stock, $1 par value; authorized 100,000 shares, issued and outstanding 20,000 shares	$ 20,000	
Additional paid-in capital	450,000	
Retained earnings	156,144	
Total Stockholders' Equity		626,144
Total Liabilities and Stockholders' Equity		$ 3,934,865

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:		
Principal transactions, net		$ 1,842,640
Interest		4,752
Total Revenues		1,847,392
COSTS AND EXPENSES:		
Clearing and execution charges	$ 150,960	
Communication and data processing	298,684	
Compensation – officer/stockholder	460,000	
Employee compensation and benefits	514,449	
Occupancy costs	100,973	
Regulatory fees	9,275	
Interest expense	160,338	
Other operating expenses	178,542	
Total Costs and Expenses		1,873,221
NET LOSS		$(25,829)

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 20,000	$ 450,000	$ 181,973	$ 651,973
Net Loss	-	-	(25,829)	(25,829)
Balance – End of Year	$ 20,000	$ 450,000	$ 156,144	$ 626,144

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance – Beginning of Year	$ 1,600,000
Borrowings	-
Repayments	-
Balance – End of Year	$ 1,600,000

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:		
Net (loss)		$(25,829)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:		
Depreciation		12,419
Loss on Abandonment		2,763
Changes in Operating Assets and Liabilities:		
Receivable from clearing broker	$(71,618)	
Securities owned – at market value	279,476	
Income taxes receivable	8,500	
Accounts payable and accrued expenses	(332,278)	
Payable to clearing broker	450,672	
Securities sold, not yet purchased – at market value	(623,160)	(288,408)
Net Cash (Used) by Operating Activities		(299,055)
Cash Flows from Investing Activities:		
Capital expenditures		(23,990)
Net Cash (Used) by Investing Activities		(23,990)
Cash Flows from Financing Activities:		-
(Decrease) in Cash and Cash Equivalents		(323,045)
Cash and Cash Equivalents – Beginning of Year		400,586
Cash and Cash Equivalents – End of Year		$ 77,541
Supplemental Cash Flow Disclosures:		
Cash Paid for Interest		$ 160,338
Cash Paid for Income Taxes		$ 346
Supplemental Disclosure of Non-Cash Financing Activities:		
Extension of Subordinated Borrowings		$ 1,600,000

The accompanying notes are an integral part of the financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Biltmore International Corporation, (the "Company") is a brokerage firm engaged primarily in securities trading. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged primarily in market-making and securities trading as principal.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are stated at fair value and are recorded in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* They represent equity securities in which the Company acts as market maker and performs proprietary trading.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price. A liability is thereby created to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of operations.

Depreciation

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets, which approximate three to seven years.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risks

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Income Taxes

Effective January 1, 2008, the Company, with the consent of its stockholder, has elected to be taxed as an S corporation under the Internal Revenue Code and New Jersey and New York State tax codes. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

Revenue Recognition

The Company records proprietary and firm trading transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices. The Company records client transactions on a trade date basis.

Accounting Standards Codification

In June 2009, the FASB issued Accounting Standards Codification 105, "Generally Accepted Accounting Principles" ("ASC 105"). On July 1, 2009, the FASB completed ASC 105 as the single source of authoritative U.S. generally accepted accounting principles ("GAAP"), superseding all then-existing authoritative accounting and reporting standards, except for rules and interpretive releases for the SEC under authority of federal securities laws, which are sources of authoritative GAAP for Securities and Exchange Commission registrants. ASC 105 reorganizes the authoritative literature comprising U.S. GAAP into a topical format that eliminates the current GAAP hierarchy. ASC 105 is effective for the Company in its year ended December 31, 2009. ASC 105 is not intended to change U.S. GAAP and will have no impact on the Company's consolidated financial position, results of operations or cash flows. However, since it completely supersedes existing standards, it will affect the way the Company references authoritative accounting pronouncements in its financial statements and other disclosure documents.

NOTE 2 - Fair Value

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2 - Fair Value (Continued)

Fair Value Measurement (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the assets or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 77,541	$ -	$ -	$ 77,541
Securities owned:				
Equities	1,461,828	-	-	1,461,828
Totals	$ 1,539,369	$ -	$ -	$1,539,369
Liabilities				
Securities sold, not yet purchased:				
Equities	$ 150,159	$ -	$ -	$ 150,159
Totals	$ 150,159	$ -	$ -	$ 150,159

Fair Value Option

FASB ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attributable for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company did not elect the fair value option for any of its financial assets or liabilities, and therefore, there was no impact on the Company's financial position, results of operations or cash flows.

NOTE 3 - Clearing Broker Receivables and Payables

Amounts receivable from and payable to clearing broker consist of the following:

	Receivable	Payable
Clearing broker deposits	$ 2,347,138	$ -
Payable on trading settlements, net	-	106,988
Payable on securities positions, net	-	1,311,669
	$ 2,347,138	$ 1,418,657

NOTE 4 - Property and Equipment

Property and equipment consists of the following:

Furniture and Fixtures	$ 35,690
Computers and Office Equipment	46,564
	82,254
Less: Accumulated Depreciation	45,896
	$ 36,358

Depreciation expense for the year ended December 31, 2009 was $12,419.

NOTE 5 - Subordinated Borrowings – Related Party

Subordinated borrowings consist of the following:

1. Subordinated loan agreement with the Company's President and sole stockholder, in the amount of $1,000,000. The loan agreement calls for interest at 10% per annum and became effective December 31, 2007. The loan was extended in 2009 to mature December 31, 2011. Interest expense on the loan was $100,000 for the year ended December 31, 2009 and accrued interest payable was $0 at December 31, 2009.

   The loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

2. Subordinated loan agreement with the Company's President and sole stockholder, in the amount of $600,000. The loan agreement calls for interest at 10% per annum and became effective December 29, 2006. The loan was extended in 2009 to mature December 29, 2011. Interest expense on the loan was $60,000 for the year ended December 31, 2009 and accrued interest payable was $0 at December 31, 2009.

   The loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

NOTE 6 - Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to the greater of $100,000 or $2,500 for each stock it posts a quote in that trades above $5 per share and $1,000 for each stock it posts a quote in that trades at $5 or less per share, up to $1,000,000 and a net capital ratio, as defined, of a maximum of 1500%. At December 31, 2009 the Company's net capital was $1,892,130, which exceeded its minimum net capital requirement by $892,130 and its net capital ratio was 7%.

NOTE 7 - Commitments and Contingencies

Lease Commitments

The Company leases its office space under a noncancellable operating lease that commenced November 1, 2006 and terminates October 31, 2011. The lease calls for payments of annual base rent plus real estate taxes and other occupancy costs. Approximate minimum annual rentals under this lease are as follows:

Year Ending December 31,	Amount
2010	$ 71,000
2011	59,000
	$130,000

Rent expense for the year ended December 31, 2009 was approximately $89,000.

NOTE 8 - Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan ("the Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. Contributions for the year ended December 31, 2009 amounted to approximately $23,000.

NOTE 9 - Financial Instruments with Off-Balance Sheet Credit Risk

The Company maintains inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

BILTMORE INTERNATIONAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
DECEMBER 31, 2009

CREDIT ITEMS:			
Total stockholders' equity			$ 626,144
Subordinated liability			1,600,000
Total Credit Items			2,226,144
DEBIT ITEMS:			
Property and equipment - net		$ 36,358	
Security deposits		12,000	
Total Debit Items			48,358
Net Capital Before Haircuts			2,177,786
Haircuts on Securities:			
Other securities	$ 219,274		
Undue concentration	66,382		
Total Haircuts			285,656
Net Capital			1,892,130
Less: Minimum net capital requirement			1,000,000
Remainder: Net capital in excess of all requirements			$ 892,130

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 139,905	= 7%
Divided by: Net Capital	$1,892,130	

Aggregate Indebtedness:

Accounts payable and accrued expenses	$ 139,905

SCHEDULE 2.

BILTMORE INTERNATIONAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 1,896,522
Adjustments:	
Increase in accounts payable and accrued expenses	(3,212)
Increase in haircuts on securities	(1,665)
Decrease in non-allowable asset	485
Net capital - per report pursuant to Rule 17a-5(d)	$ 1,892,130

Board of Directors
Biltmore International Corporation

In planning and performing our audit of the financial statements of Biltmore International Corporation ("the Company") as of and for the year ended December 31, 2009, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolinetz, Lafazan & Company, P.C.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 16, 2010